United States securities and exchange commission logo





                            May 28, 2024

       Carl Stanton
       Chief Executive Officer
       Focus Impact BH3 NewCo, Inc.
       1345 Avenue of the Americas, 33rd Floor
       New York, NY 10105

                                                        Re: Focus Impact BH3
NewCo, Inc.
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted April 29,
2024
                                                            CIK No. 0002019793

       Dear Carl Stanton:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4 Submitted April 29, 2024

       Cover Page

   1. We note your disclosure that pursuant to the business combination, (a) each share of
                                                        Focus Impact   s Class
A common stock outstanding immediately prior to the effectiveness of the NewCo Merger
will be converted into the right to receive one share of NewCo   s
                                                        Class A common stock,
(b) each share of Focus Impact   s Class B common stock
                                                        outstanding immediately
prior to the effectiveness of the NewCo Merger will be
                                                        converted into the
right to receive one share of NewCo Class A Common Stock, and (c)
                                                        each warrant of Focus
Impact outstanding immediately prior to the effectiveness of the
                                                        NewCo Merger will be
converted into the right to receive one warrant of NewCo. We also note that each share of
common stock of XCF outstanding immediately prior to the
                                                        effectiveness of the
Company Merger will be converted into the right to receive shares of
                                                        NewCo Class A Common
Stock. Please revise your cover page to disclose the total
                                                        outstanding Focus
Impact shares of Class A and Class B common stock and warrants and
 Carl Stanton
Focus Impact BH3 NewCo, Inc.
May 28, 2024
Page 2
         XCF shares of common stock as of a recently practicable date. Please also disclose the number of NewCo Class A common stock and warrants that such shares would convert to as of a recently practicable date.
2. Please revise your cover page to discuss the terms of the PIPE financing, including whether your sponsor and/or affiliates intend to participate in the financing.
3. Please revise the prospectus cover page to disclose the expected ownership percentages of the combined company of the Focus Impact public stockholders, the Sponsor, the Anchor
         Investors, XCF stockholders, and PIPE Investors. To the extent applicable, disclose the total expected ownership of the Sponsor and its affiliates following the transaction inclusive of any investments the Sponsor plans to make through the financing transactions, such as the PIPE investment. Please also revise your cover page to disclose the date by which you must complete the business combination or liquidate.
4. We note that the proxy statement / prospectus is asking Focus Impact stockholders to consider and vote on two proposals: the business combination proposal and the adjournment proposal. Please advise why you are not seeking stockholder approval on
         NewCo's Amended and Restated Certificate of Incorporation and Bylaws. Please also revise your cover page disclosure and your notice to stockholders to prominently disclose that stockholders did not approve the charter and bylaws which will govern the post-
         business combination company.
5. We note your disclosure that your "former Sponsor, Sponsor, and directors and officers have agreed to vote any shares of Focus Impact Common Stock owned by them in favor of the Business Combination, including their shares of Focus Impact Class B Common
         Stock and any Public Shares purchased". Please revise your disclosure in your notice to stockholders to state whether any compensation was paid to these parties in exchange for their entry in the Sponsor Letter Agreement.
Market Industry and Data, page 4

6.       We note your statement that investors should not give    undue weight"
on estimates and
         information from third-party sources included in the prospectus. Please revise this statement to remove any implication that investors are not entitled to rely on disclosure in your registration statement.
Questions and Answers, page 5

7. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public
FirstName LastNameCarl Stanton
       warrants. Clearly explain the steps, if any, the company will take to notify all
Comapany    NameFocus
       shareholders,    Impactbeneficial
                     including  BH3 NewCo,      Inc. regarding when the
warrants become eligible
                                           owners,
May 28,for2024
           redemption.
               Page 2
FirstName LastName
 Carl Stanton
FirstName  LastNameCarl Stanton
Focus Impact  BH3 NewCo,  Inc.
Comapany
May        NameFocus Impact BH3 NewCo, Inc.
     28, 2024
May 28,
Page 3 2024 Page 3
FirstName LastName
8. Please revise to disclose the effective underwriting fees to be paid to the underwriters of
         Crixus BH3's IPO on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Q. What are some of the positive and negative factors that Focus Impact's board of directors considered when determining to enter ..., page 7

9. We note your disclosure here and elsewhere in the registration statement relating to the total addressable market of SAF and the renewable fuel industry. Please revise your disclosure to provide the factual support, material assumptions, and sources for each of the following statements:

                "The aviation industry   s share of global energy-related
carbon emissions has been
              growing faster than any other mode of transportation and has more than doubled between 1990 and 2020. According to some estimates, the global SAF market is expected to reach approximately $20.0 billion in size by 2030. The number of flights operated on SAF and the volume of SAF forward purchases were estimated to be 500 and $2.5 billion, respectively, in 2016 and are expected to grow to 1 million and
              $330 billion, respectively, by 2025" on page 7;
                "Focus Impact management team anticipates that XCF   s near
term expansion pipeline
              represents an opportunity to generate more than $300 million in EBITDA within
              3 years" on page 8;
                "Up to 80% lower emissions than traditional jet fuel" in the graphic on page 138;
                "Specifically, the aviation industry, which accounted for 2% of global energy-related
              CO2 emissions in 2022, is making progress to reduce emissions" on page 138;
                Disclosure relating to feedstock resources on page 144;
                "In 2022, petroleum products accounted for approximately 90% of total U.S.
              transportation sector energy use. Biofuels contributed approximately 6%, most of which were blended with petroleum fuels (gasoline, diesel fuel, and jet fuel).
              Gasoline, accounting for 52% of transportation energy use, is the dominant transportation fuel in the United States, followed by distillate fuels (mostly diesel fuel) at 23% and jet fuel at 12%" on page 146; and
                Estimates relating to the SAF industry on page 148.
10. Please revise to expand your disclosure here and elsewhere in your prospectus regarding the due diligence, presentations, metrics and/or projections examined by Focus Impact's board of directors. In particular, we note your disclosure on page 8 that "[a]s noted in a presentation submitted by the Focus Impact management team to Focus
Impact   s board of
         directors, the average multiple of revenue and EBITDA projected for comparable companies in 2025 is 1.63x and 8.02x, respectively, whereas the multiple of revenue and
         EBITDA projected for XCF in 2025 at the implied transaction value is 3.48x and 6.77x, respectively." Please revise to discuss the material findings of this presentation and the underlying assumptions relied upon by the Focus Impact management team in calculating these metrics. Please also ensure that your disclosure throughout the prospectus explains
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FirstName  LastNameCarl Stanton
Focus Impact  BH3 NewCo,  Inc.
Comapany
May        NameFocus Impact BH3 NewCo, Inc.
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FirstName LastName
         how, and to what extent, the board considered this and other materials in recommending that stockholders approve the business combination.
11. Please balance your disclosure by discussing the variety of uncertainties, risks and other potentially negative factors relevant to the business combination considered by Focus
         Impact's board of directors and explain, where appropriate, how each factor was considered by the board in determining whether to approve the business combination.
Q: Do I have redemption rights?, page 11

12. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
Q. What shall be the relative equity stakes of the Public Stockholders and the XCF security holders in NewCo upon completion ..., page 14

13. We note your disclosure in footnote (6) that the public stockholder shares of common stock under each redemption scenario exclude 11,500,000 BHAC warrants as the warrants are not expected to be in the money at closing and includes 389,359 shares of common stock to be transferred by the sponsor to public shareholders pursuant to certain non-
         redemption agreements. Please revise to provide additional detail regarding the transfer of the 389,359 shares of common stock. Please also revise the tabular disclosure to show the potential impact of redemptions on the per share value of shares owned by non-redeeming stockholders at each redemption level.
Q. What interests do the Sponsor and Focus Impact's current officers and directors have in the
Business Combination?, page 17

14. We note your disclosure that "[b]ased on the difference in the purchase price of $0.004 that the Sponsor paid for the Sponsor Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor may earn a positive rate of return even if the share price of NewCo after the Closing falls below the price initially paid for the Units in the
         IPO and the Public Stockholders experience a negative rate of return following the
         Closing". Please revise to disclose the rate of return per share that the sponsor would earn as of a recently practicable date.
15. Please revise your disclosure to discuss the specific number of Sponsor Shares held by
         Ms. Simms and Mr. Carter. Please also revise to discuss that your Sponsor was founded by affiliates of Focus Impact Partners, LLC, who also serve as officers and directors of
         Focus Impact Acquisition Corp. and that members of the Focus Impact management team and directors, including Messrs. Stanton, Lyles, Thorn and Carter and Ms. Simms are
         directors and officers of Focus Impact Acquisition Corp.
16.      We note your disclosure on page 214 that NewCo   s Charter waives the
corporate
         opportunities doctrine. Please address this potential conflict of interest and whether it
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FirstName  LastNameCarl Stanton
Focus Impact  BH3 NewCo,  Inc.
Comapany
May        NameFocus Impact BH3 NewCo, Inc.
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May 28,
Page 5 2024 Page 5
FirstName LastName
         impacted your search for an acquisition target.
Summary of the Proxy Statement / Prospectus, page 21

17. Please revise to expand your description of the target, XCF Global Capital, Inc., and include a discussion of its acquisition, New Rise, and the types of products the companies provide and how they will generate revenue. Please also balance your disclosure to include equally prominent disclosure of the limitations and challenges you face in implementing your business strategy and gaining market acceptance. As examples only, we note your disclosure on page 148 that SAF makes up only around 0.1% of the fuel currently in use, that SAF prices have historically been higher than convention jet fuel due to production costs, that you have not produced any SAF fuel to date and your Fort Myers,
         FL and Wilson, NC facilities currently remain non-operational.
18. Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. By way of example only, please briefly explain what you mean by terms such as SAF, cellulosic, hydrodeoxygenation, non-feed feedstock, and biomass.
Organizational Structure, page 28

19. Please revise your ownership structure diagram prior to the business combination to include the ownership percentages of the sponsor and public stockholders in Focus
         Impact.
Risk Factors
Our existing New Rise Reno production facility is in the process of being converted to produce
SAF and we currently plan to construct ..., page 34

20. Please expand your disclosure here and elsewhere in the prospectus relating to the expected timeline for the conversion and completion of renewable biodiesel facilities into SAF production facilities for your four sites. We refer to your disclosure on page 139 that you expect New Rise Reno 2 to "come online around 2026" and for the recently acquired Fort Myers and Wilson facilities to begin producing SAF in 2028.
Our financial results are largely affected by the relationship, or margin, between the prices at which we sell SAF and the prices of ..., page 35

21. We note your disclosure relating to your agreement "with a third party to supply all of
         [y]our non-food feedstocks for [y]our New Rise Reno facility." You also disclose on page
         140 that you have a "long-term agreement with a Fortune 50 company" for the supply of all your non-food feedstock for your New Rise Reno and the offtake of renewable fuels from New Rise Reno. Please revise to address the following:

                Please revise to disclose when you entered into the supply and offtake agreement, identify the parties to this agreement, briefly describe the material terms of this
 Carl Stanton
Focus Impact BH3 NewCo, Inc.
May 28, 2024
Page 6
              agreement, and file the agreement as an exhibit to this registration statement pursuant to Item 601(b)(10) of Regulation S-K;

                Please also revise your risk factor disclosure to discuss the sources of your non-food feedstocks;

                With respect to your offtake agreement, we note your disclosure on page 38 that the
              "counterparty has the right, but not the obligation, to purchase all of [y]our SAF production from [y]our existing New Rise Reno facility." Please revise your disclosures to specify the percentage of your feedstock that is currently purchased by this third party and whether there are any other suppliers or purchasers with which you have contracted with. To the extent that you only have one supplier and purchaser, please revise your disclosures to more prominently highlight this concentration risk to investors; and

                We note your disclosure on page 141 relating to your intentions that all of your facilities will have offtake agreements in place before the start of production and that management is currently engaged in discussions with or has submitted proposals to multiple partners. Please expand your disclosure relating to the status of these negotations and confirm that you will update your registration statement once you enter into any offtake agreements with your potential partners and file such agreements as exhibits to the registration statement pursuant to
Item 601(b)(10) of
              Regulation S-K.
The price of our SAF product relative to the price of petroleum-based conventional jet aviation fuel may affect our revenues ..., page 36

22. We note your disclosure that "[y]our revenue and profitability forecasts include, among other things, assumptions regarding the price at which [y]our SAF product will be sold and [y]our cost of feedstocks used in the production of SAF." You also disclose that "SAF prices historically have been higher than conventional jet fuel," which vary based on production costs. Please revise to briefly discuss these assumptions and provide additional detail related to the historical price differences for SAF and conventional jet aviation fuel.
Our revenues and financial results will depend on the continued adoption and use of SAF by airlines., page 37

23. Please revise to briefly discuss how SAF is currently used by airlines worldwide. We refer
FirstName LastNameCarl Stanton
       to your disclosure on page 143. Please also revise the risk factor on page 40 to provide
Comapany   NameFocus
       support           Impact BH3
               for the statement  that NewCo,
                                       "[s]everalInc.
                                                   major airlines have
announced goals for adopting
May 28,SAF  forPage
         2024   use in
                     6 meeting their aviation fuel needs."
FirstName LastName
 Carl Stanton
FirstName  LastNameCarl Stanton
Focus Impact  BH3 NewCo,  Inc.
Comapany
May        NameFocus Impact BH3 NewCo, Inc.
     28, 2024
May 28,
Page 7 2024 Page 7
FirstName LastName
Our SAF production process depends, in part, on technology that is licensed to us. We do not control this technology ..., page 37

24. We note your disclosure that "New Rise Reno currently has a license agreement in place
         with Axens North America to utilize Axens    liquid full hydrotreating
technology." Please
         revise to discuss the material terms of the agreement with Axens. In particular, please ensure that you discuss the length of the term of the license agreement, when the last-to-
         expire licensed patent is scheduled to expire, the aggregate amounts paid to date
         (including the payament of any up-front or execution fees), any royalty rates, the aggregate amount of milestone payments to be paid under the agreement, and any extension, assignment and/or termination provisions, as applicable. Please also file the agreement as an exhibit to this registration statement pursuant to
Item 601(b)(10) of
         Regulation S-K.
Focus Impact's directors, executive officers, advisors or their affiliates may take actions, which may influence the vote ..., page 63

25. We note your disclosure that your directors, executive officers, advisors or their respective affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of the business combination, the purpose of which would be "to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination."
         Please provide your analysis on how such potential purchases would comply with Rule
         14e-5.
If Focus Impact is deemed to be an investment company under the Investment Company Act,
Focus Impact may be required to institute ..., page 67

26. We note your disclosure that if "Focus Impact does not invest the proceeds as discussed above, Focus Impact may be deemed to be subject to the Investment Company Act".
         Please revise your disclosure to clarify that Focus Impact may be deemed to be subject to the Investment Company Act even if it invests the proceeds as discussed in the risk factor as a company investing in government securities and money market funds may still be deemed to be subject to the Investment Company Act. Please also revise the disclosure to note that if Focus Impact is unable to complete the Business Combination by the termination date, it will be forced to liquidate.
Unaudited Pro Forma Condensed Combined Financial Information, page 76

27.      We note on page 76 that completion of the Business Combination
Agreement is
         contingent upon the successful closing of XCF   s acquisition of New
Rise and that
         your pro forma financial statements present two separate reverse acquisition transactions.
         Please provide two sets of pro forma financial statements and disclosures for these transactions that are separate and apart so that your disclosures are more readily understandable.
 Carl Stanton
FirstName  LastNameCarl Stanton
Focus Impact  BH3 NewCo,  Inc.
Comapany
May        NameFocus Impact BH3 NewCo, Inc.
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May 28,
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28.      We note on page 78 that you expect that New Rise will be the accounting acquirer of XCF
         and this transaction will close prior to the Business Combination. You also state that
         "therefore, XCF, the surviving entity of the transaction, as used in this section hereinafter refers to the combined company of both New Rise and XCF." We do not believe it is appropriate to refer to the surviving entity of the transaction in the same manner as a defined term, as it is potentially unclear. Since XCF Global Capital, Inc., a Nevada corporation, is defined as XCF, please label the surviving entity of the this transaction as a different term and a term that reflects the nature of the entity.
29. We note you expect the New Rise Transaction to be accounted for as a reverse asset acquisition in accordance with U.S. GAAP, with XCF being treated as the acquired company. Please provide us a full evaluation of your facts and circumstances as it relates to your determination of accounting acquirer. Refer to ASC 805-10-55-10 through 55-15.
         As part of your response, please identify for us each of the shareholders of the combining entities and their ownership interests both before and after the transaction.
30. Portions of your pro forma financial statements appear incomplete, including the pro forma adjustments, certain tables and the financial statements related to New Rise
         Renewables, LLC. Please complete these sections.
The Background of the Business Combination, page 96

31. We note your disclosure on page 96 that "[o]f the approximately 210 potential business combination targets it had identified, Crixus BH3 entered into non-disclosure agreements with over 50 potential targets that Crixus BH3 believed were most suitable for a potential business combination, based on, among other things, its and its
advisors    preliminary due
         diligence and evaluation and analysis." We also note your disclosure on page 98 that following the consummation of the Crixus BH3 Acquisition, "[o]f the approximately 40 potential business combination targets it had reviewed, Focus Impact entered into non-
         disclosure agreements with over 20 potential targets (including XCF) that Focus Impact believed were most suitable for a potential business combination, based on, among other
         things, its and its advisors    preliminary due diligence and
evaluation and analysis." Please
         revise to further explain how Crixus BH3 and Focus Impact narrowed down their potential business combination targets.
32. We note your disclosure relating to Crixus BH3 management's search for a business combination target. Please revise to address the following:

                We note your disclosure on page 96 that "the Crixus BH3 management team commenced an active search for businesses and assets in the real estate, construction and infrastructure industries to pursue a business combination." We also note that certain target companies with which you entered into LOIs were not in the real estate, construction and infrastructure industries. For example, we note that Company A and
              B are in the media sector and Company D is a video delivery software company.
              Please explain whether there was a shift in your target search parameters. Discuss the
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FirstName  LastNameCarl Stanton
Focus Impact  BH3 NewCo,  Inc.
Comapany
May        NameFocus Impact BH3 NewCo, Inc.
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              level of diligence you performed in assessing each of the
potential business
              combination targets and expand your disclosure relating to the board's reasons for reaching its conclusion not to pursue each of the potential business combination targets;

                You disclose on page 97 that Crixus BH3 management and its capital markets advisor contacted over 250 prospectuve investors to seek financing in support of the
              Company A Business Combination. Please revise to identify this capital markets advisor; and

                Please clarify when Crixus BH3 determined not to proceed with and terminated the
              LOIs with Company A and Company B.
33. Please identify the individuals and/or parties who participated in the meetings and discussions described throughout this section. By way of example only, please revise your disclosures to name which members of your management team attended meetings and were involved in discussions with potential targets. As a related matter, where you disclose general topics and agreements that were discussed at each meeting, including but not limited to the meetings held between December 3, 2023 and December 7, 2023 and between January 9, 2024 and March 11, 2024, please provide additional detail regarding the substance of those discussions and material terms of the relevant agreements, LOIs and business combination agreement drafts.
34. We note your disclosure on page 97 that "[a]fter speaking with multiple parties, Crixus
         BH3 ultimately agreed to enter into the Potential Crixus BH3 Acquisition with the current
         Focus Impact management team based on a number of factors, including the terms proposed by the current Focus Impact management team and the likelihood that the current Focus Impact management team would complete a business combination with a suitable target." Please revise to explain why Crixus BH3's former management team was interested in selling Crixus BH3. Further, we note your disclosure on page 97 that "the current Focus Impact management team had an existing relationship with a member of the
         Crixus BH3 management team, which facilitated follow-up discussions regarding the
         Potential Crixus BH3 Acquisition." Please disclose the name of the former member of the
         Crixus BH3 management team and the nature of the relationship.
35. Please revise your disclosure to address the following issues relating to your financial advisors:

                We note your disclosure on page 97 that the Crixus BH3 management team and its capital markets advisor contacted over 250 prospective investors to seek financing in support of the Company A Business Combination. Please revise to identify this capital markets advisor and the scope of the engagement of such advisors; and

                We refer to your disclosure that "[i]n the fall of 2023, the current Focus Impact management team was contacted by its financial advisor, Cohen & Company Capital
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FirstName  LastNameCarl Stanton
Focus Impact  BH3 NewCo,  Inc.
Comapany
May        NameFocus Impact BH3 NewCo, Inc.
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              Markets...regarding the possibility of taking over the management of Crixus BH3."
              Please revise to clarify Cohen & Company Capital Market's role in the transaction. Please also disclose the scope of the engagement of Cohen & Company as XCF's financial adviser, including any fees paid to CCM by XCF and/or by Focus
              Impact management. Please also revise to discuss any conflict of interest stemming from CCM serving as financial adviser to Focus Impact management and XCF and
              EntrepreneurShares serving as the financial adviser to Focus
Impact.
36. We note your disclosure on page 99 regarding the enterprise values of XCF included in the various LOIs circulated by Focus Impact to XCF. For example, we note that the
         "initial draft of the Letter of Intent included (i) a $1,500,000,000 to $2,000,000,000
         enterprise value of XCF" while the execution version of the LOI circulated on December
         7, 2023 included "a $1,750,000,000 enterprise value of XCF". Please revise to discuss how you reached this enterprise value for XCF, particularly in light of XCF's minimal
         operations and significant debt. When discussing your calculations, please ensure that you address the methodology employed in reaching the valuation, including the underlying assumptions and concluations of the Focus Impact Board.
37. We note your disclosure on page 102 that "[o]n January 16, 2024, Kirkland distributed an initial draft of the Business Combination Agreement to Stradley". We also note that subsequent drafts were exchanged until the agreement was executed on March 11, 2024.
         Please revise to include a discussion of negotiations relating to the material terms of the transaction, including but not limited to the evolution of the transaction structure; lock-up agreements; and post-closing governance terms. In your revised disclosure, please explain
         the reasons for such terms, each party   s position on such issues,
the proposals and
         counter-proposals made during the course of negotiations and drafts exchanged, and how you reached agreement on the final terms.
38. We note your disclosure on page 102 that "[o]n February 6, 2024, Focus Impact retained
         Zukin to conduct a review of the basis for the projections of future financial performance provided by XCF and the underlying assumptions used to make such projections." We also note your disclosure on page 103 that "[b]etween March 6 and
March 10, 2024, each
         of Marsh, which conducted a review of XCF   s insurance coverage,
Zukin, which
         conducted a review of the underlying assumptions of and basis for the projections of future financial performance prepared by XCF, and Kirkland, which conducted a legal due diligence review of XCF, provided Focus Impact with reports summarizing each of their
         key findings with respect to XCF. These reports were provided to the Focus Impact Board in advance of the videoconference meeting of the Focus Impact Board on March 10,
         2024". Please revise to discuss the scope of your engagement with each of Zukin and
         Marsh, including any fees paid to the respective parties. Please also revise to discuss the material findings prepared by Zukin, Marsh and Kirkland , including the consideration
         given to such findings by the board of directors in deciding whether to approve the
         business combination as disclosed on page 106, and provide us with your analysis of
         whether such findings constitute a "report, opinion or appraisal materially relating to the
 Carl Stanton
FirstName  LastNameCarl Stanton
Focus Impact  BH3 NewCo,  Inc.
Comapany
May        NameFocus Impact BH3 NewCo, Inc.
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         transaction," as described by Item 4(b) of Form S-4. If Item 4(b)
applies to such findings,
         please provide the information required by the item.
39.      We understand that Guggenheim and BTIG, the underwriters in your SPAC
IPO,
         irrevocably waived $8,050,000 in deferred underwriting fees that would otherwise be due to them upon the closing of the business combination. Please provide the following disclosure with respect to Guggenheim and BTIG:

                Please describe the relationship, if any, between Guggenheim and BTIG and Crixus
              BH3 and/or Focus Impact after the close of the IPO, including any financial or merger-related advisory services conducted by Guggenheim or BTIG. For example, clarify whether either Guggenheim or BTIG had any role in the identification or evaluation of business combination targets.

                Tell us whether Guggenheim or BTIG was involved in the preparation of any disclosure that is included in the draft registration statement on Form S-4, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify, if true that Guggenheim and BTIG claim no role in the SPAC's business combination transaction and have affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

                Please tell us whether you are aware of any disagreements with Guggenheim or BTIG regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that Guggenheim and BTIG were to be compensated, in part, on a deferred basis for underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Guggenheim and BTIG are waiving such fees and disclaiming responsibility for the draft registration statement on Form
              S-4. Clarify the unusual nature of such a fee waiver and the impact of the same on the evaluation of the business combination.

                Disclose whether Guggenheim and BTIG provided you with any reasons for the fee waivers. If there was no dialogue and you did not seek out the reasons why
              Guggenheim and BTIG were waiving deferred fees despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that Guggenheim and BTIG have performed all their obligations to obtain the fee and therefore are gratuitously waiving the right to be compensated.
Opinion of EntrepreneurShares Valuation Services, page 110

40. We note your disclosure on page 110 that in connection with rendering its opinion,
         EntrepreneurShares considered financial forecasts provided by the management of XCF.
         Please revise your disclosure to clarify when the XCF projections were provided to Focus
 Carl Stanton
FirstName  LastNameCarl Stanton
Focus Impact  BH3 NewCo,  Inc.
Comapany
May        NameFocus Impact BH3 NewCo, Inc.
     28, 2024
May 28,
Page 12 2024 Page 12
FirstName LastName
         Impact and disclose these forecasts, including additional detail regarding the assumptions and limitations underlying these financial forecasts.
41. We note your disclosure on page 115 that "[p]ursuant to the terms of EntrepreneurShares engagement letter with Focus Impact, EntrepreneurShares was entitled to receive a fee appropriate for the scope of work." Please revise to disclose the fee paid to
         EntrepreneurShares.
Summary of EntrepreneurShares' Financial Analysis of XCF, page 111

42. We note your disclosure relating to EntrepreneurShares' financial analysis of XCF. Please revise to address the following:

                We note your disclosure on page 114 that an enterprise value-to-EBIT multiple, an enterprise value-to-EBITDA multiple and an enterprise value-to-PE multiple were selected as the comparable valuation metric for the comparable companies identified
              to determine an implied enterprise value range of XCF   s
potential future business.
              Please revise to disclose the enterprise valuations, multiples and other quantitative metrics for XCF and the selected comparable companies that were used to calculate the enterprise value range and multiples for XCF;

                You disclose on page 114 that EntrepreneurShares    calculation
of the implied
              Enterprise Value of XCF was    based on various assumptions XCF
management
              indicated that XCF plans to pursue.    Please expand your
disclosure to briefly
              describe XCF management's assumptions regarding its plans; and

                We note your disclosure on page 114 that EntrepreneurShares estimated discount
              rate was based on its    judgment of the idiosyncratic risk
profile of the potential future
              business of XCF, in conjunction with industry and economic
indicators.    Please
              provide additional detail relating to XCF   s    idiosyncratic
risk profile.
Representation and Warranties, page 119

43. Please revise your list of representations and warranties to describe the material terms of each item rather than providing a summary list.
Conditions to Closing, page 123

44. Please revise to clarify whether NewCo's initial listing application with the applicable exchange can be waived by any of the parties to the business combination.
Termination, page 125

45. We note your disclosure that the business combination agreement may be terminated by either Focus Impact or XCF, if the Business Combination shall not have been consummated on or prior to September 11, 2024; provided that if the SEC has not
 Carl Stanton
Focus Impact BH3 NewCo, Inc.
May 28, 2024
Page 13
         declared the proxy statement/prospectus effective on or prior to September 11, 2024, the
         Termination Date shall be automatically extended to November 11, 2024. Please expand your disclosure relating to this automatic extension, including whether public stockholders will be given an opportunity to redeem their shares of common stock in connection with this extension.
Material U.S. Federal Income Tax Considerations, page 129

46. It appears that you intend to file a tax opinion as Exhibit 8.1 to your filing. Please revise this section to state clearly where the disclosure is the opinion of named counsel and to ensure that the disclosure clearly identifies and articulates the opinion being rendered with respect to each material tax consequence being opined upon. Please also remove language
         stating that    generally    certain tax consequences will apply or
assuming certain
         consequences. If there is uncertainty regarding the tax treatment of the transactions,
         counsel may (1) issue a    should    or    more likely than not
opinion to make clear that the
         opinion is subject to a degree of uncertainty and (2) explain why it cannot give a firm opinion. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19.
Information About XCF Global Capital, Inc., page 138

47. We note your disclosure on page 139 that "[t]otal anticipated annual production output of
         SAF, assuming the timely completion of all four of these projects, is expected to be
         155 million gallons per year by the end of 2028." We also note your disclosure on page
         140 that "[u]pon completion of the SAF conversion, the New Rise Reno facility is expected to produce 38 million gallons of SAF per year," your disclosure on page 141 that
         "[o]nce operational, each facility is expected to produce 38 million gallons of SAF annually, adding a combined 76 million gallons of annual production output." Please revise to explain how you calculated these anticipated annual production outputs, including any underlying assumptions.
48.      We note your disclosure on page 142 that "XCF   s SAF facilities
require less area and can
         be efficiently replicated as modular design facilitates rapid expansion across the country"
         and that "[w]hile the timeline for conversion projects will vary by project, XCF currently expects to be able to bring newly constructed sites online within 36 months from land acquisition." Please revise to explain why XCF's facilities require less area and further discuss the SAF facilities' modular design.
49. We note your disclosure on page 139 that "[i]n order to convert the existing New Rise
       Reno facility from renewable diesel production to SAF production, we intend to invest approximately $22 million for (i) necessary equipment conversions to convert the current production from renewable diesel to SAF, (ii) facility infrastructure and (iii) installation,
FirstName LastNameCarl Stanton
       lab expansion, modifications and related facility engineering, design and technical
Comapany    NameFocus
       analysis." Please Impact  BH3
                         revise to    NewCo,
                                   disclose   Inc. you have obtained a source
of funding for the
                                            whether
May 28,$22  million
         2024  Pagerequired
                     13      for these works.
FirstName LastName
 Carl Stanton
FirstName  LastNameCarl Stanton
Focus Impact  BH3 NewCo,  Inc.
Comapany
May        NameFocus Impact BH3 NewCo, Inc.
     28, 2024
May 28,
Page 14 2024 Page 14
FirstName LastName
50. We note that XCF has entered into various purchase agreements as disclosed on page 141.
         In particular, we note the following:

                On October 31, 2023, XCF entered into an asset purchase agreement with Good
              Steward Biofuels FL, LLC to acquire a biodiesel plant in Fort Myers, Florida.
                On October 31, 2023, XCF also entered into an asset purchase agreement with
              Southeast Renewables, LLC to acquire a biodiesel plant in Wilson, North
              Carolina, for an aggregate purchase price of $100.0 million.
                On December 29, 2023, XCF and Southeast Renewables, LLC entered into a note purchase agreement to convert the $23.0 million in principal outstanding and
              $297,425 in accrued interest at a conversion factor of $10.00 per share into 2,329,743 common stock shares.
                In February 2024, XCF entered into an operations and maintenance agreement with
              Orion Plant Services, Inc. for the day-to-day operations of New Rise Reno and intends to utilize Orion or similar operations and maintenance service providers to operate New Rise Reno 2, Fort Myers, and Wilson.

         Please file these agreements as exhibits to the registration statement per Item
         601(b)(10) of Regulation S-K.
51. We refer to your disclosure on page 141 that the company intends to prioritize future development in locales with favorable regulatory policies, such as in Tier 1 Renewable
         Chemical investment tax credit (ITC) areas in Trade Association for Commercial Property
         Assessed Clean Energy (C-PACE) approved states. Please revise to clarify whether the locations in which you currently operate, including Nevada, Florida and North Carolina, are considered to be Tier 1 ITC areas.
52. We note your disclosure that the completion of the business combination agreement is
         contingent upon the closing of XCF   s acquisition of New Rise
pursuant to the
         Membership Interest Purchase Agreements, dated as of December 8, 2023, and that the
         New Rise Acquisitions are currently expected to close in the second quarter of 2024.
         Please revise to discuss the status of the New Rise Acquisitions and file the membership interest purchase agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to do so.
Competitive Environment, page 149

53. Please revise to disclose your main competitors developing SAF. Please also discuss the size and scope of your main competitors relative to XCF, including whether any competitors currently have operational sites.
Intellectual Property, page 152

54.      We note your disclosure on page 152 relating to New Rise   s pending
utility patent related
         to the design, layout and configuration of the New Rise Reno facility. Please revise your
 Carl Stanton
FirstName  LastNameCarl Stanton
Focus Impact  BH3 NewCo,  Inc.
Comapany
May        NameFocus Impact BH3 NewCo, Inc.
     28, 2024
May 28,
Page 15 2024 Page 15
FirstName LastName
         disclosure to identify the applicable jurisdiction and expirated expiration of the pending patent application.
Regulatory Matters - Environmental and Compliance, page 152

55. Please revise this section to discuss specific regulations that XCF is subject to, and state whether XCF is currently in compliance with such regulations. Management's Discussion And Analysis Of Financial Condition And Results Of Operations Of
XCF
Liquidity and Capital Resources, page 164

56. We note your disclosure on page 165 that "[t]he Company currently has available certain bridge financing from a significant shareholder to fund its operations." Please revise to discuss the material terms of this bridge financing and identify the significant shareholder.
         Please also file the bridge financing agreement as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.
Information About Focus Impact, page 170

57. We note your disclosure that on December 7, 2022, in connection with the first charter amendment, 17,987,408 public shares were tendered for redemption and that on
         October 6, 2023, in connection with the second charter amendment, 2,700,563 public shares were tendered for redemption. Please amend your disclosure in the summary term sheet, risk factors, and where appropriate throughout your filing, to disclose the percentage of stockholder redemptions relative to total shares outstanding as of the date of your filing.
58. Please revise to describe the business experience during the past five years of each director and executive officer, including: each person's principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and
         whether such corporation or organization is a parent, subsidiary or other affiliate of the
         Company. As an example only, we note your disclosure on page 172 that "Mr. Stanton is former Managing Partner and Head of Private Equity for Invesco Private Capital, a
         division of Invesco, Ltd. (NYSE: IVZ), which managed private investment vehicles across private equity, venture capital, and real estate." Please revise to include the period that Mr.
         Stanton was employed at Invesco. Refer to Item 401(e) of Regulation
S-K.
Management's Discussion And Analysis Of Financial Condition And Results Of Operations Of
Focus Impact, page 179

59. We note your disclosure that "[o]n November 3, 2023, we entered into the Subscription
         Agreement with the sponsor and Polar Multi-Strategy Master Fund, an unaffiliated third party, pursuant to which Polar agreed to make certain capital contributions to the
         Company of up to $1,200,000 from time to time, at the request of the Company, subject to
 Carl Stanton
FirstName  LastNameCarl Stanton
Focus Impact  BH3 NewCo,  Inc.
Comapany
May        NameFocus Impact BH3 NewCo, Inc.
     28, 2024
May 28,
Page 16 2024 Page 16
FirstName LastName
         the terms and conditions of the Subscription Agreement." We also note your disclosure on page 190 that "[i]n the event the company liquidates without consummating an initial
         business combination, any amounts remaining in the company   s cash
accounts (excluding
         the company   s Trust Account) will be paid to Polar by the company
within five (5)
         calendar days of the liquidation, up to the amount of the Capital Contribution that is funded." Please revise your disclosures throughout the registration statement to note that
         Polar, which may hold 1,320,000 shares of NewCo Class A common stock, has an interest in the completion of the business combination as it may lose a significant portion if not all of the money it has contributed to Focus Impact if a business combination is not consummated.
Management after the Business Combination, page 195

60. Please revise to disclose the specific experience, skills, qualifications and attribute of each director that led you to the conclusion that each such director should serve as one of the directors of the combined company.
Financial Statements of Focus Impact BH3 Acquisition Company
Note 7. Commitments, page F-30

61.      We see that Focus Impact BH3 Acquisition   s deferred underwriting
fees were waived in
         connection with the Purchase Agreement. Please provide us with details of your accounting and the accounting guidance upon which you based your determination. In this regard, it appears that the liability should have been reversed through stockholders' deficit and not through the statement of operations.
Financial Statements of XCF Global Capital, Inc
Note 3. Asset Acquisition, page F-42

62.      We note the following:
             GL received 20,450,000 common shares of XCF on September 14, 2023 at a subscription purchase price of $0.001, equal to an ownership interest of 48.1% at the time of issuance;
             On October 31, 2023 XCF issued 7,700,000 common shares and a $23 million convertible note to Southeast Renewables as part of an asset purchase agreement and
            XCF recorded the acquired assets based on their fair value of $4.6 million.
            Additionally, on December 29, 2023 the convertible note was converted into 2.4 million common shares of XCF;
             On October 31, 2023 XCF issued 9,800,000 common shares to Southeast Renewables as part of an asset purchase agreement and XCF recorded the acquired assets based on their fair value of $8.6 million;
             GL's ownership of Southeast Renewables at year-end was 32.45%; GL's direct ownership of XCF after the asset acquisitions was
32.8%; and
             Southeast Renewables' direct ownership of XCF was 29.2% after its sale of assets to
            XCF and 31.8% at year-end after its note conversion.
 Carl Stanton
FirstName  LastNameCarl Stanton
Focus Impact  BH3 NewCo,  Inc.
Comapany
May        NameFocus Impact BH3 NewCo, Inc.
     28, 2024
May 28,
Page 17 2024 Page 17
FirstName LastName
         Based on these observations, please tell us how you considered Staff Accounting Bulletin
         Topic 5.G, codified in ASC 845-10-S99-1, as part of your determination of the appropriate accounting for the asset acquisitions. Specifically, please evaluate for us whether the acquired assets should be recorded at Southeast Renewables' historical cost basis determined under U.S. GAAP.
Note 11. Significant Contracts, page F-45

63. We note on December 8, 2023, XCF entered into an agreement with RESC Renewables
         Holdings LLC to acquire all of the Membership Interests of New Rise Renewables, LLC
         in exchange for a convertible promissory note of $100 million and 88,750,000 common stock shares of XCF and an agreement with Randy Soule and GL to acquire all of
         Membership Interests of New Rise SAF Renewables Limited Liability in exchange of
         20,000,000 common stock shares of XCF. On pages 77 and 85 you indicate that the financial statements of New Rise are included in this filing, but that does not appear to be the case. Likewise, you indicate that the MD&A of New Rise is included in this filing, but that does not appear to be the case. Please provide these financial statements and include
         MD&A and Business sections for New Rise in your filing. We may defer our review of future filings until the historical financial statements and MD&A are included in the filing.
Note 12. Related Party Transactions, page F-46

64. We note XCF issued an aggregate of 21,850,000 common stock shares to management of
         XCF on September 14, 2023. In the following section you disclose that
GL   s beneficial
         ownership of XCF as of December 31, 2023 is comprised of 20,450,000 common stock shares, issued on September 14, 2024 [sic]. Please address the following:
             Clarify whether the 21,850,000 shares XCF discloses here is correct as 22,050,000 shares is disclosed on page 192, and the later number and 20,450,000 reconcile to the 42,500,000 common shares disclosed in the Statement of Stockholders' Equity;
             Clarify in your disclosure the number of shares each executive officer of XCF received; and
             Identify for us the individual owners of GL Part SPV I, LLC and their respective ownership interests.
General

65. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
 Carl Stanton
Focus Impact BH3 NewCo, Inc.
May 28, 2024
Page 18
      Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
       Please contact Julie Sherman at 202-551-3640 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.



                                                           Sincerely,

FirstName LastNameCarl Stanton                             Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameFocus Impact BH3 NewCo, Inc.
                                                           Services
May 28, 2024 Page 18
cc:       Peter S. Seligson, P.C.
FirstName LastName